Exhibit 4.6

RULES AND REGULATIONS
FOR AVENTIS STOCK OPTION
PLAN 2000

Grant of November 14, 2000

I.	GENERAL PRINCIPLES AND PURPOSE FOR AVENTIS STOCK OPTIONS PLAN

A stock option plan is a system which enables its beneficiaries to subscribe for new shares in their company (or in the parent company of their group) during a certain period, at a price fixed at the opening of the plan and which remains fixed during the whole of this period.

The purpose of Aventis stock option plan 2000 is to foster and promote the long-term success of Aventis Group and materially increase shareholder value by motivating superior performance by means of performance-related incentives and by encouraging and providing for the acquisition of an ownership interest in Aventis Group by employees. The people concerned can therefore be fully associated to the running of their company and benefit from capital gains if the share price progresses favorably.

Stock option plans of Aventis are governed by the French law and notably by Articles 225-177 to 225-185 of the Commercial Code concerning business corporations.

On the basis of the authorization and the powers which have been given to it by the Company’s shareholders meeting, the Aventis Management Board has decided on the creation of the present Aventis stock option plan 2000 and has laid down the conditions within the framework of the legal provisions mentioned above. The Management Board could adapt these conditions, notably in the case of changes in the regulations relative to the stock options.

II.	DEFINITIONS

Whenever used herein, the following terms shall have the respective meanings set forth below:

“Aventis” means Aventis or the Company, as French holding company for an international group in the global life sciences industry.

“Aventis Group” means any company, partnership or other group of economic interest where at least 10% of the capital or voting rights is held directly or indirectly by the Company, on the date of exercise.

“Beneficiary” means any Employee of the Aventis Group designated by the Management Board to receive options.

“Change in control” means exclusively the occurrence of any of the following events:

(a)	carrying out a takeover bid or a public offer of exchange.

(b)	the direct or indirect acquisition of an interest allowing a new shareholder to hold at least 20% of the voting rights in the shareholders’ meeting, or to increase his/her previous interest so as to hold at least 20% of the voting rights in the shareholders’ meeting.

(c)	the demerger, the contribution or transferal of significant corporate assets of the Company, which necessitate a shareholders’ meeting of the Company.

(d)	the direct or indirect intervention of a rival company in the management of the Company.

(e)	the merger-absorption by the Company of a rival company implying the arrival of shareholders with over 20% of the voting rights of the company resulting from the merger, and the merger-absorption of the Company by a rival company implying the arrival of new shareholders with over 20% of the voting rights of the company resulting from the merger.

“Company” means Aventis, a French company, and any successor thereto.

“Employee” means any employee of the Company or of Aventis Group.

“Management Board” means the Management Board of directors of Aventis.

“Option” means the right to subscribe share at a stated price for a specified period of time.

“Period of restriction” means the period during which the Management Board can suspend the right for employees to exercise the options.

“Share” means the common share of the Company, par value € 3.82 per share.

“The Stock option Plan” means the Aventis stock option plan 2000.

Gender and Number: Except when otherwise indicated by the context, words in the masculine gender used in the stock option plan shall include the feminine gender, the singular shall include the plural, and the plural shall include the singular.

III.	DESCRIPTION OF THE AVENTIS STOCK OPTION PLAN

Optionees

The Management Board has laid down the list of beneficiaries of the stock options plan.

Number of shares

The maximum number of shares each beneficiary may apply for is given on the individual letter addressed by the Chairman, or his duly designated representative.

Share subscription price

The Management Board has set the subscription price on the basis of the average price (on the basis of the closing prices) quoted during the last twenty days trading on the Paris stock exchange prior to the Management Board decision with the application of a reduction in accordance with the legal and statutory provisions in force.

It will remain fixed during the entire stock option plan subject to its adjustment by the Management Board according to the terms and conditions set out in these regulations.

Duration of the options

The options are granted irrevocably for duration of 10 years from the time day they are allotted by the Management Board.

Options that have not been exercised at the end of the 10-year period will be declared null and void. No further extensions will be granted.

The options will not be exercisable within the first three years. However, the beneficiaries deemed to be resident in France for tax purposes will be entitled to exercise their options only after a five-year period from the date of the grant, unless they keep the shares on the asset register until the end of the said five-year period, and except if this exercising before five years no longer leads to the payment of social security contributions by the Company on the capital gains made by the beneficiaries following a change in the French regulations in force.

The rights resulting from the options granted are non-transferable.

Adjusting the subscription price and the number of shares

Should the Company carry out any of the following financial operations before the stock options have expired, the subscription price of the shares and the number of shares which can be subscribed for by each beneficiary will be adjusted by the Management Board under the following conditions:

1.	In the case of the issue, reserved for the shareholders, of shares to be subscribed in cash, or convertible bonds with bond warrants, the subscription price of the shares under option will be reduced by an amount equal to the product of this price through the ratio between the value of the subscription right and the value of the share before removal of this right.

The ratio will be calculated as follows:

•	The value of the share before removal of the subscription right will be equal to the average of at least twenty consecutive closing prices chosen from the forty trading days preceding the opening day of the issue.

•	The value of the subscription right will be the theoretical value calculated according to the number of new shares issued to which an existing share gives entitlement, the issue price of these new shares and the value of the share before removal of the subscription right.

2.	In the case of an increase in capital through incorporation of reserves, profit or premiums and distribution of bonus shares, the subscription price of the shares under option will be adjusted by the appropriation of a coefficient equal to the ratio between the number of old shares and the number of existing shares after the operation.

3.	In the case of distribution of reserves into cash or into portfolio securities, the subscription price of the shares under option will be reduced by an amount equal to the product of this price through the ratio between the amount per share of the distribution and the value of the share before distribution.

For the calculation of this ratio, if the Company shares and the securities distributed are allowed in transactions on a regulated market, the value of the securities distributed and the value of the share before distribution will be equal to the average of the first prices quoted during the thirty trading days of the stock exchange prior to the start of the distribution.

If the shares of the Company or the securities distributed are not allowed in transactions on a regulated market, the Management Board will fix the values on sight of the auditors’ special report.

4.	In the case of a reduction of capital due to losses.

•	If the reduction focuses on the number of shares, the subscription price will be adjusted by appropriating to it a coefficient equal to the ratio between the number of old shares and the number of shares remaining after reduction.

•	If the reduction focuses on the nominal value of the shares, there will be no adjustment.

In all the cases mentioned above, an adjustment in the number of shares under option will be made so that the total subscription prices remains constant. The number adjusted will however be rounded up to the higher figure.

Change of Control

The ‘Change of Control’ will be considered as ‘effective’ from:

(a)	the date of publication in the official list of the notice of the result of the takeover bid by ParisBourseSBFSA, in the case of a takeover bid or a public offer of exchange.

(b)	the date of the notification to the Company of the crossing of the threshold level having taken the interest of a shareholder to at least 20% of the voting rights in the Company, in the case of entry into the capital of a new shareholder holding at least 20% of the voting rights in the shareholders’ meeting or the increase in the previous interest of a new shareholder taking his/her interest to at least 20% of the voting rights in the shareholders’ meeting.

(c)	the date of the general meeting approving the demerger, transferal or contribution of the principal assets of the Company or the merger, in the case of demerger, contribution or transfer of the principal assets of the Company or merger.

(d)	the date of the general meeting appointing the new management and administration structure, in the case of the direct or indirect intervention of a rival company in the management and administration structure of the Company.

In the case of ‘Change of Control’:

1.	The Company will do its best to ensure sufficient liquidity allowing the options to be exercised under normal conditions.

2.	If the Aventis share ceased to be quoted on a regulated market, it would be requested of the company responsible for the ‘Change of Control’ to take over the existing patrimonial commitments with regard to the beneficiaries and as a consequence to implement one of the following solutions:

-	either to undertake to buy back from the beneficiaries the shares obtained following the exercising of their options, on the date when they will present them, this date obligatorily being during the exercising period initially decided for the options. In the case where the Company is subject to a procedure of obligatory withdrawal, the shares obtained by the beneficiaries must obligatorily be presented for repurchase following the exercising of the options.

The price of the repurchase will be equal to that of the Aventis share on the date when the Change of Control becomes effective or on the first date of quotation following this date, and will vary both upwards and downwards between this date and the date of the request for repurchase, according to the evolution of the price of the share of the Company which is the beneficiary of the ‘Change of Control’ over the same period.

-	or to grant the beneficiaries, in exchange for their old options, new options.

If these commitments are not carried out, the resulting loss to the beneficiaries will be estimated by an expert designated by the two parties, or if no agreement can be found, by the President of the Paris Tribunal de Commerce (commercial court), who will give a ruling on the petition of the more deserving party.

The amount decided will be paid by the Company, or by any company which it will substitute for or which will substitute for it.

To decide this loss, the expert will take into account the price of the share on the date when the Change of Control becomes effective or on the first date of quotation following this change and the ‘time value’ still left to run until the final date for the exercising of the considered options taking into account all the existing corporate or tax incidences.

IV.	EXERCISE OF THE OPTIONS

Exercising conditions

The exercise of the options by an optionee is subject to the condition that he/she has a work contract or corporate mandate with the Company or one of the Companies of the Aventis Group (‘Group Companies’) on the date of the exercise, unless otherwise decided by the Chairman in exceptional cases.

By Company of the Group, it is meant any company or group of economic interests where at least 10% of the capital or voting rights is held directly or indirectly by the Company, on the date of exercise.

Notwithstanding the legal provisions of the preceding paragraphs:

-	In the case of resignation, dismissal (except for serious professional misconduct), termination of employment or revocation, the options can, whatever the case, be exercised for a maximum period of 6 months from the date of the letter of resignation, dismissal or revocation, subject to them being exercisable on the day of the termination of the work contract or corporate mandate. Non-exercisable options on this date will be lost.

In the case of dismissal resulting from collective redundancy schemes, the options can be exercised for a period of 12 months from the day of the termination of the work contract or from the Opening Day of the Exercise Period of the options if this date is later, this period must not exceed the termination date of the options. By Opening Day of the Exercise Period, it is meant the day from which the options are exercisable as stipulated in the paragraph ‘duration of the options.’

However, if dismissal (except for serious professional misconduct), termination of employment or revocation takes place within eighteen months of a Change of

Control of the Company, the options can be exercised until the termination under the same conditions as if the optionee still held a work contract or a corporate mandate.

In the case of dismissal for serious professional misconduct, the departure from Aventis Group automatically cancels those options not yet exercised with effect from the date of notification of such dismissal.

-	In the case of the transfer of a Company of the Group or an activity of a Company of the Group to a company where Aventis does not hold directly or indirectly at least 10% of the capital or voting rights, or in the case of transfer by flotation, the options can be exercised until the termination under the same conditions as if the optionee still held a work contract or a corporate mandate.

-	in the case of retirement or early retirement in accordance with the applicable regulations, in the case of the dismissal (except for serious professional misconduct) of an optionee of at least 55 years of age or the revocation of a corporate mandate of an optionee of at least 55 years of age, or in the case of invalidity, the options can be exercised until the termination under the same conditions as if the optionee still held a work contract or a corporate mandate.

-	In the case of the death of the optionee, the heirs who wish to exercise the options must do so under the conditions fixed by law which at the moment stipulate that the options are exercisable for a period of six months from the date of death.

Period of restriction

The Management Board can suspend the right to exercise the options if necessary, notably when trading on Aventis capital requires the exact and prior knowledge of the number of shares which make up the capital or in the case of one of the financial operations leading to an adjustment being carried out.

In these cases, the Company will inform the beneficiaries of the suspension date and the date when the options can be exercised again. Such a suspension cannot extend the exercise period beyond the original 10-year period.

The Management Board can also suspend the right to exercise the options for all employees who are “Restricted Persons” or who have access to privileged information under the “Aventis Corporate Guidelines on the avoidance of Insider Trading “.Exercise of the options by an employee who is a Restricted Person or who has privileged information, is prohibited during “Black-out periods”. In general, a Black-Out period is the 30 day period commencing before the Company’s public announcement of its financial results (first quarter, half year, third quarter and annual results).

Methods of the exercise of the options

The exercise of the options is optional for the beneficiaries.

The options can be exercised partially or in totality.

To exercise an option, the beneficiaries must apply to the Plan Manager whose details will have been provided.

Costs incurred in exercising an option by the Plan Manager will be born by the beneficiaries.

V.	CHARACTERISTICS OF SUBSCRIBED SHARES

Form and delivery of stocks

Shares subscribed for by beneficiaries who are French residents must take the registered form. If this is not the case, their holders will lose the benefit of the special tax system for stock options.

Unless instructions to the contrary are received from the beneficiaries, the stocks will be registered on an individual account opened in the Plan Manager’s books.

Interest

The new shares will be created with coupon attached and will be immediately entitled to the same dividend as the other shares which make up the capital of Aventis, subject to having been subscribed during the fiscal year for which the first dividend will be paid to them.

Shares subscribed between the first day of the fiscal year and the date of distribution of the dividend in that year in respect of the previous fiscal year will not give entitlement to the dividend relating to this previous fiscal year and will be subject to a specific quotation on the market of the Paris Bourse until the date of distribution of the said dividend.

VI.	TRANSFER OF SHARES

Subject to the period inherent in preliminary formalities for the quotation on the stock market of new shares and possibly the application of a tax system which is less favorable in the case of noncompliance with legal conditions concerning time of tenure and form, the shares acquired following the exercise of options can be sold immediately.

To carry out this sale, the beneficiaries must address a selling order to Plan Manager, in accordance with the model sent by the latter.

Requests to exercise options will be recorded on a register timed and dated, which will be held by each Plan Manager.

VII.	MANAGEMENT OF THE PLAN

The administrative management of the Stock Option Plan has been entrusted to banks selected by Aventis (each one a ‘Plan Manager’). The beneficiaries will be informed of the details of the Plan Manager who they can contact for any information.

VIII.	MISCELLANEOUS

As some beneficiaries are not French residents, the Management Board could, depending on the conditions imposed by certain countries and with regard to the exercise of options and the subsequent transfer of options, modify certain provisions of the plan concerning beneficiaries working in these countries, without these modifications making the plan more favorable for these beneficiaries (apart from aspects relating to the tax systems of these countries).

Nothing in the Plan shall interfere or limit in any way the right of the employer to terminate any beneficiary employment at any time, nor confer upon any beneficiary any right to continue in employ of their company. No beneficiary shall have a right to be selected as a beneficiary, or, having been so selected, to receive any future options.

RULES AND REGULATIONS FOR
AVENTIS STOCK SUBSCRIPTION OPTION

GRANT of November 14, 2000

ANNEX

Authorization of the Option Plan	:	Combined General Meeting of 24 May, 2000

Decision and date of grant	:	Management Board of November 14, 2000

Number of options allotted	:	[ ]

Reference price (average price quoted	:	€ 83.94
from October 17, 2000
to November 13, 2000)

Reduction	:	5%

Exercise price	:	€ 79.75

Vesting date		November 15, 2003 except for French tax
residents
(November 15, 2005 for French tax residents)

Exercise period	:	From November 15, 2003 through November
14, 2010 inclusive
(From November 15, 2005 through November
14, 2010, inclusive for French tax residents)